CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

9.25% Reverse Convertible Securities due 2008	$2,110,000	$64.78

April 2007	Pricing Supplement No. 248
Registration Statement No. 333-131266
Dated April 23, 2007
Filed pursuant to Rule 424(b)(2)

Structured Investments
Opportunities in Equities
9.25% RevConsSM
Based on the Common Stock of Range Resources Corporation
Reverse Convertible Securities

The RevCons offered are senior unsecured obligations of Morgan Stanley, will pay a coupon at the interest rate specified below and will have the terms described in the prospectus supplement for RevCons and the prospectus, as supplemented or modified by this pricing supplement. At maturity the RevCons will pay either (i) an amount of cash equal to the stated principal amount of the RevCons, or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has decreased to or below the specified trigger price on any day over the term of the RevCons, a number of shares of underlying stock equal to the exchange ratio worth less than the stated principal amount of the RevCons, or, at our option, the cash value of those shares. The RevCons do not guarantee any return of principal at maturity. The RevCons are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

FINAL TERMS
Issuer:		Morgan Stanley
Stated principal amount:		$1,000 per RevCons
Aggregate principal amount:		$2,110,000
Issue price:		$1,000 per RevCons (see “Agent’s commissions” below)
Maturity date:		April 30, 2008
Payment at maturity:		Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.
Trigger event:		Closing price trigger event
Exchange ratio:		26.73797
Trigger level:		80%
Trigger price:		$29.92 (the trigger price is equal to the product of trigger level times the initial share price)
Determination date:		April 25, 2008 (3 trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:		9.25% per annum, payable monthly beginning May 30, 2007.
Underlying stock:		Range Resources Corporation common stock
Initial share price:		$37.40
Pricing date:		April 23, 2007
Original issue date:		April 30, 2007 (five business days after the pricing date)
Listing:		The RevCons will not be listed on any securities exchange.
CUSIP:		61747YAL9
Agent:		Morgan Stanley & Co. Incorporated
Agent’s commissions:		Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
	Per RevCons	$1,000	$20	$980
	Totals	$2,110,000	$42,200	$2,067,800
(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $992.50 per RevCons. Please see “Issue price” on page 2 for further details.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).

The RevCons involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for RevCons dated March 2, 2007

Prospectus dated January 25, 2006

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

Fact Sheet

The RevCons offered are senior unsecured obligations of Morgan Stanley, will pay a coupon at the interest rate specified below and will have the terms described in the prospectus supplement for RevCons and the prospectus, as supplemented or modified by this pricing supplement. The RevCons do not guarantee any return of principal at maturity. The RevCons are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

“RevCons” is a service mark of Morgan Stanley.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
April 23, 2007	April 30, 2007 (five business days after the pricing date)	April 30, 2008

Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per RevCons

The RevCons will be issued at $1,000 per RevCons and the agent’s commissions will be $20 per RevCons; provided that the price to public and the agent’s commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of RevCons will be $996.25 per RevCons and $16.25 per RevCons, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of RevCons will be $994.375 per RevCons and $14.375 per RevCons, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of RevCons will be $992.50 per RevCons and $12.50 per RevCons, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the RevCons distributed by such dealers.
Stated principal amount:	$1,000 per RevCons
Aggregate principal amount:	$2,110,000
Denominations:	$1,000 and integral multiples thereof.
Payment at maturity:	Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.
Exchange ratio:	26.73797
Exchange factor:	Initially equal to 1.0, but will be adjusted to reflect certain corporate events affecting the underlying stock. The closing price of the underlying stock and the exchange ratio will be adjusted by the exchange factor.
Determination date:	April 25, 2008 (three trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	9.25% per annum, payable monthly beginning May 30, 2007.
Trigger level:	80%
Trigger price:	$29.92 (the trigger price is equal to the product of trigger level times the initial share price)
Trigger event:	Closing price trigger event
Underlying stock:	Range Resources Corporation common stock
Initial share price:	$37.40
Postponement of maturity date:	If the determination date is postponed due to a market disruption event or otherwise, the maturity date will be postponed so that the maturity date will be the second trading day

April 2007	Page 2

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

following the determination date.
Risk factors:	Please see “Risk Factors” on page 6.

General Information

Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	61747YAL9
Tax considerations:	The U.S. federal income tax consequences of an investment in the RevCons are uncertain. There is no direct legal authority as to the proper tax treatment of the RevCons, and the issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the RevCons and subject to the discussion in the accompanying prospectus supplement for RevCons under “United States Federal Taxation,” you agree with the issuer to treat a RevCons as a unit consisting of (i) a put right written by you to the issuer, that if exercised, requires you to pay the issuer an amount equal to the deposit (as described below) in exchange for shares of the underlying company (and cash in lieu of fractional shares), or at the issuer’s option, the cash value of such shares of the underlying company and (ii) a deposit with the issuer of a fixed amount of cash to secure your obligation under the put right. We have determined that the yield on the deposit is 5.1631% per annum compounded monthly, and that the remainder of the coupon on the respective RevCons is attributable to the put premium, as described in the section of the accompanying prospectus supplement for RevCons called “United States Federal Taxation — Tax Consequences to U.S. Holders — Tax Treatment of the RevCons — RevCons with a Term of More Than One Year.”
Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for RevCons concerning the U.S. federal income tax consequences of investing in the RevCons.
You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the RevCons, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:

The net proceeds we receive from the sale of the RevCons will be used for general corporate purposes and, in part, in connection with hedging our obligations under the RevCons through one or more of our subsidiaries.

On, or prior to, the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the RevCons by taking positions in the underlying stock and in options contracts on the underlying stock listed on major securities markets. Such purchase activity could have increased the price of the underlying stock, and, accordingly, potentially have increased the initial share price and the trigger price of the RevCons, and, therefore, the price at which the underlying stock must close over the term of the RevCons, and on the determination date, before you would receive for each RevCons at maturity an amount of cash or common stock worth as much as the stated principal amount of the RevCons. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for RevCons.
ERISA:	See “ERISA” in the prospectus supplement for RevCons.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225- 7000).

This offering summary represents a summary of the terms and conditions of the RevCons. We encourage you to read the accompanying prospectus supplement for RevCons and prospectus related to this offering.

April 2007	Page 3

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

How RevCons Work

The following payment scenarios illustrate the potential returns on the RevCons at maturity.

Payment Scenario 1

The closing price of the underlying stock never falls to or below the trigger price during the term of the RevCons, and you receive the monthly coupon until maturity with a full return of principal at maturity. You will not participate in any appreciation of the underlying stock, even if the underlying stock is above its initial share price on the determination date.

Payment Scenario 2

The closing price of the underlying stock falls to or below the trigger price during the term of the RevCons and is at a level below the initial share price on the determination date, in which case, at maturity, the RevCons redeem for underlying stock (or, at our option, the cash value of the underlying stock) worth substantially less than the stated principal amount of the RevCons based on the closing price of underlying stock on the determination date. You will still receive the monthly coupon until maturity if this occurs.

Hypothetical Payments on the RevCons

The following examples illustrate the payment at maturity on the RevCons for a range of hypothetical closing prices for a hypothetical underlying stock on a hypothetical determination date, depending on whether the closing price of the underlying stock on the determination date is less than the initial share price and whether, during the term of the RevCons, the closing price of the underlying stock has or has not decreased to or below the hypothetical trigger price.

The hypothetical examples are based on the following hypothetical values (and do not reflect the actual initial share price of the underlying stock as well as the exchange ratio, trigger price and the coupon per annum of the RevCons):

■	Stated principal amount (per RevCons):	$1,000
■	Initial share price:	$100 (the closing price of one share of the hypothetical underlying stock on the pricing date)
■	Exchange ratio:	10 (the $1,000 stated principal amount per RevCons divided by the initial share price)
■	Trigger price:	$75 (75% of the initial share price)
■	Coupon per annum:	9%

TABLE 1: At maturity, unless the closing price of the hypothetical underlying stock on the determination date is less than the initial share price and the closing price of the hypothetical underlying stock has decreased to or below the trigger price on any trading day from and including the pricing date to and including the determination date, your payment at maturity per RevCons will equal the stated principal amount of the RevCons in cash. This table represents the hypothetical payment at maturity and the total payment over the term of the RevCons (assuming a one-year term) on a $1,000 investment in the RevCons on the basis that the closing price of the hypothetical underlying stock has not decreased to or below the hypothetical trigger price of $75.

Hypothetical underlying stock	Value of cash delivery	Total coupon payments	Value of total
closing price on determination	amount at maturity per	per RevCons	payment per
date	RevCons		RevCons
$76.00	$1,000	$90	$1,090
$80.00	$1,000	$90	$1,090
$90.00	$1,000	$90	$1,090

April 2007	Page 4

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

Hypothetical underlying stock	Value of cash delivery	Total coupon payments	Value of total
closing price on determination	amount at maturity per	per RevCons	payment per
date	RevCons		RevCons
$100.00	$1,000	$90	$1,090
$120.00	$1,000	$90	$1,090
$140.00	$1,000	$90	$1,090
$160.00	$1,000	$90	$1,090

TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the RevCons (assuming a one-year term) on a $1,000 investment in the RevCons if the closing price of the hypothetical underlying stock has decreased to or below the hypothetical trigger price of $75 on any trading day from and including the pricing date to and including the determination date. In each of these examples, where the closing price of the hypothetical underlying stock on the determination date is less than the initial share price, the payment at maturity would be made by delivery of shares of the hypothetical underlying stock, or at our option, the cash value of the hypothetical underlying stock as of the determination date. In each of these examples, where the closing price on the determination date is at or above the initial share price, the payment at maturity will equal the stated principal amount in cash.

Hypothetical underlying stock	Value of shares of	Total coupon payments	Value of total payment
closing price on determination	hypothetical underlying	per RevCons	per RevCons
date	stock or cash delivered at
	maturity per RevCons
$0.00	$0	$90	$90
$25.00	$250	$90	$340
$50.00	$500	$90	$590
$75.00	$750	$90	$840
$91.00	$910	$90	$1,000
$100.00	$1,000	$90	$1,090
$125.00	$1,000	$90	$1,090
$150.00	$1,000	$90	$1,090

Because the closing price of the underlying stock may be subject to significant fluctuation over the term of the RevCons, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the closing price of the underlying stock falls to or below the specified trigger price from and including the pricing date to and including the determination date and (b) the closing price of the underlying stock on the determination date.

April 2007	Page 5

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

Risk Factors

The RevCons offered by this pricing supplement are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the RevCons. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the RevCons and the suitability of RevCons in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the RevCons. For a complete list of risk factors, please see the accompanying prospectus supplement for RevCons and the accompanying prospectus.

Structure Specific Risk Factors

■	No guaranteed return of principal. The payment to investors at maturity will either be (i) cash equal to the stated principal amount of each RevCons or (ii) if closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has decreased to or below the specified trigger price over the term of the RevCons, a number of shares of the underlying stock, or, at our option, the cash value of the shares as of the determination date. If investors receive shares of the underlying stock at maturity in exchange for each RevCons, or the cash value of those shares, the value of those shares or the cash will be less than the stated principal amount of each RevCons and could be zero.

■	Investors will not participate in any appreciation in the value of the underlying stock. Investors will not participate in any appreciation in the price of the underlying stock, and the return on the RevCons will be limited to the interest payable on the RevCons.

■	Market price influenced by many unpredictable factors. Several factors will influence the value of the RevCons in the secondary market. Although the issuer expects that generally the closing price of the underlying stock for the RevCons on any day will affect the value of the RevCons more than any other single factor, other factors that may influence the value of the RevCons include: whether the closing price of the underlying stock has decreased to or below the specified trigger price on any trading day, the volatility and dividend rate on the underlying stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the RevCons, the issuer’s creditworthiness and the occurrence of certain events affecting the underlying stock that may or may not require an adjustment to the exchange ratio.

■	Market price influenced by inclusion of commissions and projected profit from hedging activities. The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the RevCons in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the RevCons, as well as the projected profit included in the cost of hedging the issuer’s obligations under the RevCons.

■	Maturity date of the RevCons may be accelerated. The maturity of the RevCons will be accelerated if (i) the closing price of the underlying stock (as adjusted for certain corporate events) on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the RevCons. The amount payable to the investor will differ depending on the reason for the acceleration and may be substantially less than the stated principal amount of the RevCons.

■	No shareholder rights. Investing in the RevCons is not equivalent to investing in the underlying stock. Investors in the RevCons will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

■	The RevCons may become exchangeable into the common stock of a company other than Range Resources Corporation. Following certain corporate events relating to the underlying stock, you may receive at maturity the common stock of a successor corporation to Range Resources Corporation. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the RevCons.

April 2007	Page 6

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

■	Antidilution adjustments. Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting the underlying stock, there may be other corporate events (such as partial tender or exchange offers) for which the calculation agent is not required to make any adjustments. If an event occurs that does not require the calculation agent to adjust the amount of the underlying stock payable at maturity, the market price of the RevCons may be materially and adversely affected.

■	The U.S. federal income tax consequences of an investment in the RevCons are uncertain. There is no direct legal authority as to the proper tax treatment of the RevCons, and the issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes. Please read the discussion under “Fact Sheet — General Information — Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for RevCons (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the RevCons. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the RevCons, the timing and character of income on the RevCons might differ from the tax treatment described in the Tax Disclosure Sections. The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the RevCons, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for RevCons.

Other Risk Factors

■	Secondary trading may be limited. The RevCons will not be listed on any securities exchange and there may be little or no secondary market for the RevCons. You should be willing to hold your RevCons to maturity.

■	No affiliation with Range Resources Corporation. Range Resources Corporation is not an affiliate of the issuer, is not involved with this offering in any way, and has no obligation to consider the interests of investors in taking any corporate actions that might affect the value of the RevCons. The issuer has not made any due diligence inquiry with respect to Range Resources Corporation in connection with this offering.

■	Hedging and trading activity by the calculation agent and its affiliates could adversely affect the value of the RevCons. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of the issuer that will carry out hedging activities related to the RevCons or that trade the underlying stock on a regular basis are potentially adverse to your interests as an investor in the RevCons. The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and during the term of the RevCons could adversely affect the price of the underlying stock on the pricing date and at maturity and, as a result, could decrease the amount you may receive on the RevCons at maturity. Any of these hedging or trading activities on or prior to the pricing date could have potentially affected the price of the underlying stock and, accordingly, potentially increased the initial share price used to calculate the trigger price and, therefore, potentially have raised the trigger price relative to the price of the underlying stock absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the RevCons could potentially affect whether the closing price of the underlying stock decreases to or below the trigger price and, therefore, whether or not you will receive the stated principal amount of the RevCons or shares of the underlying stock (or the cash thereof) at maturity. Furthermore, if the closing price of the underlying stock has decreased to or below the trigger price such that you will receive shares of the underlying stock at maturity, or at our option, the cash value of those shares, the issuer’s trading activities prior to or at maturity could adversely affect the value of those shares of the underlying stock.

■	Morgan Stanley may engage in business with or involving Range Resources Corporation without regard to your interests. The issuer or its affiliates may presently or from time to time engage in business with Range Resources Corporation without regard to your interests, and thus may acquire non-public information about Range Resources Corporation. Neither the issuer nor any of its affiliates undertakes to disclose any such information to you. In addition, the issuer or its affiliates from time to time have published and in the future may publish research reports with respect to Range Resources Corporation, which may or may not recommend that investors buy or hold the underlying stock.

April 2007	Page 7

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for RevCons. The issuer also urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the RevCons.

April 2007	Page 8

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

Information about Range Resources Corporation

Range Resources Corporation (NYSE: RRC) is primarily engaged in the exploration, development and acquisition of oil and gas properties, primarily in the Southwestern, Appalachian and Gulf Coast regions of the United States. the underlying stock is registered under the Securities Exchange Act of 1934, as amended. Information provided to or filed with the Securities and Exchange Commission by Range Resources Corporation pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to the Securities and Exchange Commission file number 001-12209 through the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, information regarding Range Resources Corporation may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for RevCons.

This pricing supplement relate only to the RevCons offered hereby and do not relate to the underlying stock or other securities of Range Resources Corporation. The issuer has derived all disclosures contained in this pricing supplement regarding Range Resources Corporation from the publicly available documents described in the preceding paragraph. In connection with the offering of the RevCons, neither the issuer nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Range Resources Corporation. Neither the issuer nor the agent makes any representation that such publicly available documents or any other publicly available information regarding Range Resources Corporation is accurate or complete.

Neither the issuer nor any of its affiliates makes any representation to you as to the performance of the underlying stock.

April 2007	Page 9

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

Historical Information

Historical Information. The following table sets forth the published high and low closing prices for the underlying stock for 2004, 2005, 2006 and 2007 through April 23, 2007. The associated graph shows the closing prices for the underlying stock for each day over the 12 month period from April 23, 2006 to April 23, 2007. The issuer obtained the prices, and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of the underlying stock as an indication of future performance.

Range Resources Corporation (CUSIP 75281A109)	High	Low	Dividend
2004
First Quarter	8.09	6.33	0.01
Second Quarter	9.73	7.38	0.01
Third Quarter	11.72	9.37	0.01
Fourth Quarter	14.34	10.30	0.01
2005
First Quarter	17.01	12.57	0.01
Second Quarter	18.52	13.71	0.01
Third Quarter	26.08	19.01	0.01
Fourth Quarter	28.01	21.07	0.02
2006
First Quarter	29.87	23.10	0.02
Second Quarter	29.89	21.99	0.02
Third Quarter	29.00	23.91	0.02
Fourth Quarter	31.23	23.35	0.03
2007
First Quarter	33.40	25.69	0.03
Second Quarter (through April 23, 2007)	37.40	34.01	–

All share price information has been adjusted for a three-for-two stock split that was effected on December 2, 2005. We make no representation as to the amount of dividends, if any, that Range Resources Corporation may pay in the future. In any event, as an investor in the RevCons, you will not be entitled to receive dividends, if any, that may be payable on the stock of Range Resources Corporation.

The Underlying Stock Closing Prices
April 23, 2006 to April 23, 2007

April 2007	Page 10

RevCons due April 30, 2008
Based on the Common Stock of
Range Resources Corporation

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for RevCons) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for RevCons and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for RevCons if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Prospectus supplement for RevCons dated March 2, 2007: http://www.sec.gov/Archives/edgar/data/895421/000095010307000550/dp04888_424b2.htm

•	Prospectus dated January 25, 2006: http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for RevCons or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“RevCons” is a service mark of Morgan Stanley.

April 2007	Page 11